UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Evans, Robert E.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/03
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     140,214        D  Direct
Common Stock                                                                                     33,176         I  401(k) Plan
Common Stock                                                                                     25,551         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Deferred Compensation
Incentive Stock Option (right  $8.802                                                                                  11/10/04
to buy)
Incentive Stock Option (right  $14.256                                                                                 04/27/10
to buy)
Incentive Stock Option (right  $15.665                                                                    04/01/04     04/01/09
to buy)
Incentive Stock Option (right  $17.415                                                                    12/10/00     12/10/08
to buy)
Incentive Stock Option (right  $19.639                                                                    07/23/00     07/23/08
to buy)
Incentive Stock Option (right  $19.925                                                                    01/01/00     12/03/07
to buy)
Incentive Stock Option (right  $23.440         03/27/03       A         635                               03/27/06     03/27/13
to buy)
Incentive Stock Option (right  $24.770                                                                                 05/09/12
to buy)
Non-Qualified Stock Option     $23.440         03/27/03       A         16,686                            03/27/06     03/27/13
(right to buy)
Non-Qualified Stock Option     $24.770                                                                                 05/09/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                    Common Stock                   12,370                    12,370        D   Direct
Incentive Stock Option (right            Common Stock                   27,902                    27,902        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,630                     3,630         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,686                     7,686         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   7,321                     7,321         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   393                       393           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   16,909                    16,909        D   Direct
to buy)
Incentive Stock Option (right  03/27/03  Common Stock                   635                       635           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   598                       598           D   Direct
to buy)
Non-Qualified Stock Option     03/27/03  Common Stock                   16,686                    16,686        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,572                    10,572        D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Gary L. Kriechbaum
    For: Robert E. Evans
DATE 04/11/03